OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Isina Music, Inc.

8383 Wilshire Blvd.
Suite 339
Beverly Hills, CA 90211

isina.com



10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,070,000* shares of common stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of common stock ($10,000)

Company	Isina Music, Inc.
Corporate Address	8383 Wilshire Blvd., Suite 339, Beverly Hills, Ca 90211
Description of Business	Worldwide Talent Search & Artist Development
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1 per share
Minimum Investment Amount (per investor)	$500

The 10% Bonus for StartEngine Shareholders

Isina Music, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Isina is worldwide online talent search and development platform for musicians. The mission of ISINA is to give individuals from all social circles and residing in any country of the world the opportunity to show off their talent, learn from world famous stars, and themselves become famous. Isina focuses on primary talents in areas of music. Isina currently owns and operates a unique independent online platform that aims to attract, identify, evaluate, train, and promote creative music talents from any country in the world. In the near future, separate online platforms for individual interests identified above will be integrated into a single global social network for creative talents. The entire platform and each creative interest is led by mentors – world-famous stars, each of whom are well-deserved masters in their respective fields. Currently, more than 12 world-famous stars are working with ISINA. Since our pilot project, ISINA MUSIC has attracted and processed over 45,000 applicants in different countries mainly from viral growth. These applicants submitted more than 15,000 songs and created several amazing success stories: new world-famous stars, topping the charts, winning a number of prestigious awards, and gaining world-wide popularity among millions of fans. As a result, we believe the ISINA MUSIC project proved the viability and scalability of its unique business model, as many participants earned a strong reputation, received wide media coverage, and gained fame among show business professionals. Building on this positive momentum in 2018 we plan to attract investors, strengthen the Company, substantially increase the number of applicants, introduce new business models, and bring the ISINA MUSIC project to a whole new level. Also, in 2018 we plan to start expanding ISINA MUSIC to Europe and China as well as further developing ISINA MUSIC Online Platform.

ISINA was born in 2014 when founder Oleg started operating under the name ISINA, as a sole proprietorship. He later partnered and together with the team, they incorporated ISINA in June 2017 to conduct the activities described herein.

The ISINA MUSIC online platform is the first active project of ISINA GROUP. ISINA MUSIC is a web application with a wide range of social networking features geared towards identifying and developing creative music talents. From anywhere in the world, anyone who is interested can visit www.isina.com, register, create their profile and upload video recordings of their work so that users will be able to listen and vote, thereby raising the artist's rating. For each entry uploaded, the applicant pays modest $30 registration fee. On an average, each applicant uploads 3 to 5 works, which generates an average revenue of over $100 per applicant. This is just one of the several revenue streams. ISINA MUSIC's professional reviewers (teachers) and star mentors work on the platform with applicants. They regularly listen to uploaded materials, review, assign ratings to applicants, write reviews, and select the best applicants for participation in sponsored and commercial classes. Once or twice annually, a panel of judges of mentoring stars will select 30 applicants for Arrival. Each Arrival will last 6 weeks during which the applicants will be trained by the mentor stars, participate in qualifying competitions and concerts, and record their songs in the best recording studios in Los Angeles all free of charge to applicants. From sponsored applicants, a combination of the mentor's decision and public vote will determine finalists who will be offered contracts with recording labels. We believe the amazing success stories of ordinary people from all over the world will create an avalanche-like viral growth, rapidly increasing the inflow of applicants while reducing the customer acquisition costs.

Isina Radio broadcasts music that is on the top charts of our website. Isina Radio incentivizes applicants to submit more songs. If your song is played on the radio the amount of likes and comments increases and allows your song to remain in the top charts longer. Users can like and comment on songs that are being played. Isina Radio generates revenue through vote purchases via text message. Users can vote for specific songs to be played on the radio, which increases likes and comments and boosts its rank on the top charts. We plan on streaming Isina radio on our website, Facebook, YouTube, Sirius XM and internet radio. This project is planned to begin in September 2018.

TV show of events around our Arrival - the six-week mentorship program in LA is being recorded as artists work with renowned artists to improve their skills, while living in the same house. The TV show documents their improvement over the six weeks into an eight-episode season. We plan to air our show on iTunes, Hulu, Google Play, Vudu, Vimeo, Netflix, and Amazon Video. Our first season will be completed by the third quarter in 2018.

Sales & Customer Base

The primary revenue stream of ISINA MUSIC is the proceeds from the applicant's submission fees. Other active revenue streams include the online sale of

1. subscription to Master Classes. A Master Class is downloadable course taught by a world-famous artist, which gives artists an opportunity to improve their skills, overall performance, rating, and ranking. Classes are released on a weekly basis and are 30 to 45 minutes long. Users can pay a monthly or annual subscription fee, which ranges from $10 to $15 per month or $120 to $180 per year, depending on status and popularity of the teacher. Our masterclass program is planned to begin in 2018.

2. Commercial Classes. A commercial education department is in final stages of development and is expected to start functioning in 2018.

3. Additional revenue models include sale of the TV Show (anticipated) produced during Arrival, artist management, publishing, live performances, sponsorships, clothing lines, shoes and accessories from new stars created by ISINA, social media income.

Eventually, the percentage of shares of different monetization flows in the total revenue will be redistributed, making the business model more stable and dynamic.

Competition

Although companies like "America's Got Galent" or "Master's Classes" may be viewed as our competition, we believe they are not. These companies are geared to produce TV shows that they sell accordingly and do not busy themselves reaching out to all areas worldwide, irrespective how remote, to give individuals from all social circles and residing in any country of the world the opportunity to show off their talent, learn from world famous stars, and themselves become famous

Liabilities and Litigation

In the ordinary course of business, the Company may be involved in legal proceedings from time to time. However, as of the date of these financial statements, there have been no material legal proceedings relating to the Company.

The Company leases property locations and equipment on a temporary month-to-month basis for the purpose of holding its events and performing its programs. Total rent expense for the period of June 14, 2017 (inception) to December 31, 2017 amounted to $231,643 which is included in cost of sales in the accompanying statement of operations. The Company has no long-term lease commitments.

The Company entered into a loan agreement with a related party on July 1, 2017 that provides for the Company to borrow up to $1,500,000 on an as-needed basis for its operating needs. Any outstanding borrowings bear interest at 8% per annum. Outstanding borrowings and accrued interest under the agreement are due one year from the date of the agreement on July 1, 2018. As of December 31, 2017, $458,550 was available to be drawn under this loan agreement. During the period ended December 31, 2017, the Company incurred interest of $29,273.

The team

Officers and directors

Alexander Sitkovetsky	CEO, Director

Alexander Sitkovetsky
Alexander Sitkovetsky - the Soviet/Russian rock musician, guitarist, singer and composer. Founder and leader of the two cult rock-groups "Leap Summer" and "Autograph". Recognized as one of the best Russian guitarists. Biography Born in Moscow, he studied classical violi and learned to play guitar. In 1971, he met with Kris

Kelmi and started his music career in a group "Sadko". In 1973, "Sadko" disintegrates, and on its ruins the legendary group "Leap Summer" was created. In 1979, the group breaks up and Sitkovetsky conceived to create a band of professionals performing progressive and art-rock. As a result "Autograph" was born on May 4th of the same year. Soon, the band gets invited to the first official rock contest/festival in the USSR "Spring Rhythms-80" in Tbilisi, Georgia. The Group received the 2nd place and 2 special prizes including "The Best Song", recorded their first single on a state "Melodiya" record label with 3 songs by Sitkovetsky (sold 6 million copies) and, most importantly, signed a contract with the Moscow Concert Agency. In the same year, together with a group Sitkovetsky starred in the popular movie "Hat". Four of Sitkovetsky's compositions were included in the movie's soundtrack: "Fasten Seat Belts", "Ireland, Ulster" "Blues Caprice" and "Monologue". "Autograph", first LP and it was released in 1986, selling more than 2 million copies. Then Sitkovetsky becomes (after Alexander Gradsky) the second rock musician in the country's history to join the Union of Soviet Composers. "Autograph" has performed at numerous international festivals and also won the Polish "Sopot-87" pop contest with individual prizes from the audience and the press, and with the best song of the festival "The World Inside" written by Sitkovetsky. Their debut American album «Tear Down the Borders» was released in 1991. Most of the material was based on Autograph's successful progressive AOR "Stoneland" album recorded and released in the USSR in 1989 despite rapidly deteriorating economic and cultural environment. "Stoneland" has sold more than 2 Min copies and the 4 video clips from the album received heavy rotation on the TV. In 1990, Sitkovetsky dismisses the band and moves to California. He began working on a solo career and released his first guitar instrumental album "Zello", which became the "album of the year" (1992) in Russia, and the video-clip to the composition "Camels" got the first prize of the annual video-contest in Moscow. In January of the same year Alexander was officially recognized as one of the three best guitarists of the country, he also became the first Russian musician/songwriter to sign direct publishing contract with the US P.R.O. BMI, Inc. In 1992 Sitkovetsky wrote the music for the documentary by London Weekend TV «Sitkovetsky». The two central pieces of the film «Tribe Bolero» and «Ruminations» by Sitkovetsky were performed with Dmitry's chamber orchestra «New European Strings» conducted by Dmitry. One of the results of cousins joint work was a concert tour in France with the same orchestra in 1995. At the end of 1998, Alexander recorded his second solo album «Empty Arena» at his studio «Red Sunset» in Los Angeles. In 2005 "Autograph" gathered together for a major reunion tour "Autograph - 25 years." The final concert took place on June 23, 2005 in the Moscow Olympic Arena. In 2009 the music of A. Sitkovetsky and P. Tchaikovsky was commissioned by the famous ballet choreographer Boris Eifman's for his ballet "Onegin". A half of the ballet is performed to the compositions from Sitkovetsky albums Zello and Empty Arena. In 2012 "Autograph" got together again, this time for the festival "Legends of Russian Rock" in Moscow. The double instrumental album "Full House" was released in the US in April 2016 with 18 compositions on CD, and 16 on a double vinyl LP. Alex has been the CEO of Isina since 2017. In the three years preceding his role as CEO, he was a full-time musician, composing and producing an album for himself called Full House. Discography Solo studio albums • 1991: Zello • 1999: Empty Arena • 2016: Full House

"Leap Summer" • 1994: The Magic Bench "Autograph" • 1980: Ireland, Ulster 45 r/m • 1984: Autograph (tape album) • 1986: Autograph (official LP) • 1989: Stoneland • 1991: Tear Down the Border • 1996: Autograph - 1 • 2005: Autograph, 25 Years Reunion (Double CD+DVD)

Number of Employees: 3

Related party transactions

The Company entered into a loan agreement with Alexander Sitkovetsky on July 1, 2017 that provides for the Company to borrow up to $1,500,000 on an as-needed basis for its operating needs. Any outstanding borrowings bear interest at 8% per annum. Outstanding borrowings and accrued interest under the agreement are due one year from the date of the agreement on July 1, 2018. As of December 31, 2017, $458,550 was available to be drawn under this loan agreement. During the period ended December 31, 2017, the Company incurred interest of $29,273.

RISK FACTORS

These are the principal risks that related to the Company and its business:

- **In general, investing in a company is a financial risk.** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of Company's Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Future Funding** Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."
- **Business Projections** There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.
- **Transferability** Any stock/note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is

if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Illiquid Investment** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **Key Personnel** To be successful, the Company requires capable people to provide mentorship and guidance to the blossoming talent. As the Company grows, it will need to attract more mentors and staff who can help facilitate the growth of the talent we bring in and ultimately can market them. If the Company is unable to attract valued artists to be mentors, the program may not successful in generating enough buzz to attract new talent.

- **Reliance on Third Parties** We rely on third parties to provide a variety of essential business functions for us, including, but not limited to, the mentorship from our listed mentors. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses.

- **Rent** The Company leases property locations and equipment on a temporary month-to-month basis for the purpose of holding its events and performing its programs. Total rent expense for the period of June 14, 2017 (inception) to December 31, 2017 amounted to $231,643 which is included in cost of sales in the accompanying statement of operations. The Company has no long-term lease commitments.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- EntEnt Group, Inc., 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 51,000,000

The Company is authorized to issue a total of 100,000,000 share of Common Stock. There are a total of 51,000,000 shares currently outstanding.

Voting Rights

Holders of shares of Common Stock shall be entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors. The Common Stock does not have cumulative voting rights.

Dividend Rights and Receiving Any Part of Issuance

No holder of shares of stock of any class shall be entitled as a matter of right to subscribe for or purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

- Preferred Stock: 0

The Company is authorized to issue a total of 20,000,000 shares of Preferred Stock. There are a total of 0 shares currently outstanding.

The Preferred Stock of the Corporation shall be issued by the Board of Directors of the Corporation in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations or restrictions as the Board of Directors of the Corporation may determine, from time to time.

At this time the Board of Directors have not designated the voting powers, preferences, limitations, or restrictions of this class of stock other than as follows:

Dividend Rights and Receiving Any Part of Issuance

No holder of shares of stock of any class shall be entitled as a matter of right to subscribe for or purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend.

What it means to be a Minority Holder

As a minority holder of Common Stock you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. Increases in number of the Company's shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

A comprehensive online platform has been developed and perfected to enable Isina to be a worldwide online talent search and development platform for musicians. This unique independent online platform aims to attract, identify, evaluate, train, and promote creative music talents from any country in the world. Since our pilot project in 2015-2016 (prior to incorporation), ISINA MUSIC has attracted and processed over 45,000 applicants in different countries from solely viral growth. These applicants submitted more than 15,000 songs and created several amazing success stories: new world-famous stars, topping the charts, winning a number of prestigious awards, and gaining world-wide popularity among millions of fans. As a result, we believe the ISINA MUSIC project proved the viability and scalability of its unique business model, earned strong reputation, received wide media coverage, and gained fame among show business professionals. Building on this positive momentum in 2018 - 2019 we plan to attract investors, strengthen the Company, substantially increase the number of applicants, introduce new business models, and bring the ISINA MUSIC project to a whole new level

Financial Milestones

The ISINA MUSIC online platform is a web application with a wide range of social networking features geared towards identifying and developing creative music talents. From anywhere in the world, anyone who is interested can visit www.isina.com, register, create their profile and upload video recordings of their work so that users will be able to listen and vote, thereby raising the artist's rating. For each entry uploaded, the applicant pays a modest $30 registration fee. On an average, each applicant uploads 3 to 5 works, which generates an average revenue of over $100 per applicant. This is just one of the several revenue streams.

The primary revenue stream of ISINA MUSIC is the proceeds from the applicant's submission fees. Other active revenue streams include the online sale of

- subscription to Master Classes. A Master Class is downloadable course taught by a world-famous artist, which gives artists an opportunity to improve their skills, overall performance, rating, and ranking. Classes are released on a weekly basis and are 30 to 45 minutes long. Users can pay a monthly or annual subscription fee, which ranges from $10 to $15 per month or $120 to $180 per year, depending on status and popularity of the teacher. Our masterclass program is planned to begin in 2018.

- Commercial Classes. A commercial education department is in final stages of development and is expected to start functioning in 2018.
- Additional revenue models include
- sale of the TV Show,
- artist management,
- publishing
- live performances
- sponsorships
- clothing lines, shoes and accessories from new stars created by ISINA,
- social media income.
- Eventually, the percentage of shares of different monetization flows in the total revenue will be redistributed, making the business model more stable and dynamic.

Isina Radio broadcasts music that is on the top charts of our website. Isina Radio incentivizes applicants to submit more songs. If your song is played on the radio the amount of likes and comments increases and allows your song to remain in the top charts longer. Users can like and comment on songs that are being played.

Isina Radio generates revenue through vote purchases via text message. Users can vote for specific songs to be played on the radio, which increases likes and comments and boosts its rank on the top charts.

We plan on streaming Isina radio on our website, Facebook, YouTube, Sirius XM and internet radio. This project is planned to begin on February 2018.

During the six-week mentorship program in LA, artists are being recorded for a reality TV show as they work with renowned artists to improve their skills, while living in the same house. The TV show documents their improvement over the six weeks into an eight-episode season. We plan to air our show on iTunes, Hulu, Google Play, Vudu, Vimeo, Netflix, and Amazon Video. We anticipate our first season will be completed by the first quarter in 2018.

Liquidity and Capital Resources

The Company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the Company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the Company. An investment of a $1,070,000 will enable the Company to start advertising campaigns through various social networks - a strategy that was already tested and proven successful. A minimal investment will be contributed to operating needs of the Company.

With an inspirational and truly unique product offering, we believe ISINA faces a massive growth opportunity in both the US and globally. Our growth strategy is based upon a comprehensive marketing study with our focus on tactics that combine best-in-class targeting capabilities with little-to-no guaranteed spend.

Indebtedness

The Company entered into a promissory note agreement with an individual on July 11, 2017 under which the Company loaned an aggregate total of $85,000. The outstanding amounts under the agreement earn interest at 3% per annum. The outstanding principal balance and all accrued interest are due on September 11, 2018. Interest receivable related to this note was $1,084 as of December 31, 2017. The Company entered into a loan agreement with Alexander Sitkovetsky on July 1, 2017 that provides for the Company to borrow up to $1,500,000 on an as-needed basis for its operating needs. Any outstanding borrowings bear interest at 8% per annum. Outstanding borrowings and accrued interest under the agreement are due one year from the date of the agreement on July 1, 2018. As of December 31, 2017, $458,550 was available to be drawn under this loan agreement. During the period ended December 31, 2017, the Company incurred interest of $29,273.

Recent offerings of securities

None

Valuation

$51,000,000.00

The price of the shares is based upon value of comparable companies at similar stages, based on the Company's opinion of valuation of IT, and industry multiple, discounted to present. For instance, although working off of a different business model, America's Got Talent's success, contributed nearly $1 Billion to capitalization of NBC. We believe that the Company has value with the success of our past contestants. Furthermore, we have a very unique product that is tapping a field with very little competition in a what we believe to be a lucrative industry. The valuation reflects our understanding of our market position and the future anticipated growth of the Company, through its different branches including Isina TV and Isina Radio.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		

StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
Marketing	$4,700	$502,900
Working Capital	$4,700	$502,900
Total Use of Net Proceeds	$9,400	$1,005,800

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,070,000, we believe the amount will be sufficient for a viable 2018 - 2019 Marketing Campaign in accordance with our comprehensive Marketing Plan. Pursuant our budget projection revenue generated should be sufficient to stop the generation of operating losses by 2020.

The Marketing Campaign is geared to drive paid applicants and is based on 4-step marketing process. We are currently marketing nationally to the United States but plan to expand into Canada, China, Latin America. Targeting aspiring musicians and sound engineers that hope to get discovered and take their dream career to the next level. They are Generation Z and Millennials who are leveraging every tool and opportunity possible to get themselves "discovered" and would jump at the opportunity to be reviewed by professionals in their field. They are often found sharing their work and ideas on mainstream networks like YouTube, Facebook and Instagram as well as more niche communities like SoundCloud, Bandcamp, CD Baby and specialized forums (Subreddits, Gearslutz, Sweetwater, FutureProducers, etc).

We believe today's sophisticated advertising technology will allow ISINA to reach the target audience in multiple mediums simultaneously and with extreme precision. We plan to :

   1) manually seed ISINA opportunities via popular musician threads to raise reader awareness.

   - Musician forums (i.e. Subreddits, FutureProducers, etc.)
   - Relevant post comments (i.e. comment about ISINA on blog post about music promotion)

   2) engage relevant audiences via partnerships such as newsletters and email blasts, as well as grassroots email marketing.

- 3rd party (i.e. Gearslutz, Muscian listing)☒
- Grassroots (i.e. SoundCloud, ReverbNation)
- Isina Registrants (users who signed up but didn't upload)

As a new and paid product, ISINA will likely need multiple consumer touchpoints before converting. Tactics at the top of the funnel will be designed to start the conversation with new, qualified leads and add ISINA to their consideration set. Consumers will be identified via relevant behaviors/digital profiles. At this point in the funnel, creative will be geared towards education and excitement and less of a hard sell.

- Facebook has some of the most sophisticated and precise targeting capabilities available. We will leverage combinations of interest, behavior, geo-location, and demographic data to introduce the target audience to ISINA and then retarget them for application.
- Targeting: Interest/social behavior, job titles
- Unit Types
- Facebook video link ads: At the very top of the funnel, engaging videos will be served into aspiring musicians' newsfeeds, Videos will aim to inform/get artists excited about ISINA's product offering. Ads will contain strong calls to click-through to learn more, driving traffic to a custom landing page. Both users who click and/or watch more than 10 seconds of the video will be aggregated for retargeting down the funnel.
- Instagram video ads: Like Facebook, Instagram ads will combine exciting videos with CTA driven copy and destination buttons. Users who click and/or watch more than 10 seconds of the video will be aggregated for retargeting down the funnel.
- YouTube is a key platform for musicians to share their work and ideas, as well as learn from others through various education video channels. YouTube's advertising features an opt-in element, where the advertiser only pays for the most interested viewers, making it an attractive option for awareness as well as conversion.
- Targeting: Viewing habits
- Unit Types
- TrueView In-Stream Ad: YouTube's flagship unit features a video that plays ahead of relevant content. These units are clickable, allows interested viewers to click-through to the ISINA landing page. Additionally, these units are skippable after 5 seconds of viewing. This opt-in mechanism ensures ISINA pays only for interested viewers – when they click or watch for at least 30 seconds or to the end of the video. On desktop, these units feature a companion banner to further drive interest. Users who click and/or watch more than 10 seconds of the video will be aggregated for retargeting down the funnel.
- TrueView Video Discovery Ad: This unit appears alongside other YouTube videos, in YouTube search pages, or on websites on the Google Display Network that match the targeting parameters. Much like in-stream, ISINA pays only when a viewer chooses to watch the video by clicking on the ad. Users who click and/or watch more than 10 seconds of the video will be aggregated for retargeting down

the funnel.

- We believe he days of expensive display adversiting commitments are a thing of the past, as programmatic platforms allow advertisers to target users instead of sites, regardless of what page they visit. We plan to leverage this data to introduce ISINA to artists based on their browsing and purchasing behavior regardless of what site they are on.
- Targeting: Browsing behavior, interests
- Unit Types
- Desktop Display Banners: Traditional on-site display banners will be shown to users based on their interests and/or browsing behavior regardless of what site they are currently on. The banners will introduce the ISINA opportunity and lick through to a landing page. Users who click will be aggregated for retargeting down the funnel.
- Mobile Display Banners: With users becoming more mobile, mobile display advertising is a must. Much like on their desktop counterparts, mobile banners will be shown to users based on their interests, app usage, and browsing history. These units may appear on mobile websites as well as relevant apps. Users who click will be aggregated for retargeting down the funnel.
- Pre-Roll/Mid-Roll Video: Videos are not only dominating social media, but also the digital space with numerous sites. This video unit will introduce relevant viewers to the opportunity on ISINA and invite them to discover more after they click. Users who click will be aggregated for retargeting down the funnel.

The next step of the consumer journey includes messaging consumers who not only fit the profile of a typical ISINA applicant, but are currently browsing relevant content including industry blogs, websites, and applications that signify relevance to ISINA's core audience. Creative at this stage will assume a more qualified consumer and aim to drive artists to explore ISINA web destinations including the landing page and site.

Native content – through content services such as Outbrain and Taboola, ISINA plans to reach the target audience in premium, trust in environments in the form of suggested content. Negative ads are contextually relevant with surrounding content, matching the look, feel and behavior of each publication in a non-interruptive addition to the user experience. These ads will look like an article suggestion on the site the user is already reading on (i.e. "how to get your demo reviewed by celebrity musicians in 4 easy steps"), and lick out to an ISINA landing page.

Targeting: Interests, browsing behaviors

Unit Types:

Suggested content – These units are featured on relevant web/mobile articles as a suggested piece of content. To a reader, they appear almost like another article on the site, creating an uninterrupted experience that generates click from only the most qualified users. Users who click will be added to the pool for retargeting further down the funnel.

SoundCloud Ads – Working with SoundCloud's ad platform will offer ISINA more ways to engage with a highly influential audience. We plan on negotiating both audio, display and native advertising opportunities to help drive paid applications for the brand.

Gearslutz – An audio equipment forum is a unique opportunity for ISINA to reach audio recordists and musicians online.

E-Blast – The Gearslutz community email list hits approximately 70,000 subscribers. The E-Blast is a fully branded and dedicated email that gives ISINA 100% content control to share the opportunity of a paid application.

Super Leaderboard – The Super Leaderboard offers guaranteed site-wide visibility because it is a native unit that lock out all other advertisers. With this feature, ISINA will be prominently featured on the site, without delusion from other advertisers.

The final, and most important stage of the marketing funnel, bottom of the funnel tactics will focus on consumers who have previously engaged with ISINA content and signified interest (via a site visit, video view, click, etc.). Ads will be direct response driven and drive conversion. As the campaign progresses, a progressively larger portion of the overall budget will be dedicated towards these efforts.

All bottom of the funnel/retargeting components can include promo codes/deals to incentivize conversion. These can include deals such as a percentage discount or a upload one track, get one free.

Key Success Metrics – paid applications, cost-per-acquisition

- **Facebook/Instagram Retargeting** Ads – We will leverage social media to re-engage users who have shown interest in ISINA to drive paid application.
- Targeting: Retargeting, ISINA Email Data, Lookalike Modeling
- Unit Types:
- Facebook link ads – Link ads will feature a variety of image/video and text combinations that focus on converting interested users into paid ISINA applicants in each category.
- Instagram link ads: Like Facebook, Instagram ads will feature a combination fo video/image and text options optimized for converting interested users into paid ISINA applicants in each category.
- **Programmatic Display Retargeting** – Once a user has shown interest in ISINA content, programmatic retargeting units will follow them around their favorite websites in order to capitalize on the initial interest and drive paid application.
- Targeting: Retargeting, Lookalike Modeling
- Unit Types:
- Desktop Display Banners
- Mobile Display Banners
- **Paid Search** – To increase ISINA's presence during searches from users with relevant intent, Run keyword-based Google search ads. The search strategy will be two-pronged, focusing on:
- Branded Key Terms – searches directly relating to the ISINA brand and offering

to incentivize interested users
- Category Key terms – Searches related to the ISINA product offering and services. (i.e. how to get signed by a label)
- Unit Types:
- Search Ad: To ensure high visibility in search, these text ads will be prominently featured alongside and on top of search results. Text variations will be customized to the user type (vocalist, guitarist, etc.) and optimized to drive paid application on ISINA.
- **Email Lead Nurturing and Journey Building** – In today's busy environment of information overload, we will provide strategy and recommendation for lead nurturing and journey building activities to support leads acquisition and conversion.
- Strategy Elements:
- Nurturing and Expanding the Leads – Converting leads, free registered members and existing pay members into additional paid submissions. Services will include communication recommendations regarding email content, tone, calls-to-action and frequency for incentivized emails to ensure ISINA is top of mind.
- Data Optimization – We will develop a contact strategy for each audience segment to maximize communication and personalization of messaging based on behavioral, consumer insights and performance data. This will also include recommendations for lead scoring and A/B testing.
- **Grassroots Community Marketing, Messaging and Seeding** – Organic seeding and 1 to 1 engagement campaign to compliment larger media plans. The campaign would involve unpaid digital efforts aimed at spreading the word about ISINA to prospective artists. These activities have been proven effective in similar campaigns for MTV and Atlantic Records. The grassroots marketing team will research current artist communities and message boards (i.e. relevant subreddits, Sweetwater, FutureProducers, trade blog comments like Landlr and Bandcamp, etc.) for seeding purposes. Each sit will be seeded with marketing information and links to Isina.com. All posts will be monitored for responses and customer service style inquiries. These promo codes can help with bottom of the funnel conversion and are recommended.
- Tactics:
- Link Seeding – The grassroots marketing team will research current artist communities and message boards online for seeding purposes. Each approved site will be seeded with marketing information about and links to Isina.com. All posts will be monitored for responses and customer service style inquiries.
- 1 on 1 Artist Solicitations – Artists looking to be discovered frequently display their contact information via their social networks profiles and websites. We will research appropriate artists that fall within ISINA's 7 categories and deliver them information and offers (promo codes) to sign up for Isina.com.
- Deal Seeding – If promo codes for ISINA are activated, such as a percentage off the cost or buy one get one free, we would seed these codes via deal seeking such as Slick Deals. These promo codes can help with bottom of the funnel conversion and are recommended.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded with respect to the Company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports available at isina.com/annualreport labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Isina Music, Inc.

[See attached]

ISINA MUSIC, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2017
(Unaudited)

Together with Independent Accountants' Review Report

Isina Music, Inc.
Index to Financial Statements
(unaudited)



dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Independent Accountants' Review Report

The Board of Directors
Isina Music, Inc.
Beverly Hills, California

We have reviewed the accompanying financial statements of Isina Music, Inc. (the "Company"), a Delaware Corporation, which comprise the balance sheet as of December 31, 2017, and the related statements of operations, stockholders' deficit and cash flows for the period from June 14, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

Newport Beach, California
May 16, 2018

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com

1

Santa Monica Newport Beach San Diego

ISINA MUSIC, INC.
BALANCE SHEET
(Unaudited)

		December 31, 2017
Assets		
Current assets		
Cash	$	29,723
Note receivable		85,000
Other current assets		1,084
Total current assets		115,807
Property and equipment, net		20,532
Total assets	$	136,339
Liabilities and Stockholders' Deficit		
Current liabilities		
Accounts payable and accrued expenses	$	65,468
Loan payable - related party		1,041,450
Total liabilities		1,106,918
Commitments and contingencies		
Stockholders' deficit		
Preferred stock, $0.0001 par value, 20,000,000 shares authorized, zero issued and outstanding		-
Common stock, $0.0001 par value, 100,000,000 shares authorized, 51,000,000 issued and outstanding		5,100
Additional paid-in capital		794,900
Accumulated deficit		(1,770,579)
Total stockholders' deficit		(970,579)
Total liabilities and stockholders' deficit	$	136,339

ISINA MUSIC, INC.
STATEMENT OF OPERATIONS
(Unaudited)

	For the Period from June 14, 2017 (Inception) to December 31, 2017
Net revenues	$ 20,765
Total revenues	20,765
Operating expenses:	
Cost of sales	1,075,625
Other general and administrative expenses	687,530
Total operating expenses	1,763,155
Loss from operations	(1,742,390)
Other income (expense):	
Interest income	1,084
Interest expense	(29,273)
Total other income (expense)	(28,189)
Net loss before provision for income taxes	(1,770,579)
Provision for income taxes	-
Net loss	$ (1,770,579)

ISINA MUSIC, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
(Unaudited)

	Preferred Stock Shares	Amount	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance, June 14, 2017 (inception)	-	$ -	-	$ -	$ -	$ -	$ -
Sale of common stock	-	-	51,000,000	5,100	794,900	-	800,000
Net loss	-	-	-	-	-	(1,770,579)	(1,770,579)
Balance, December 31, 2017	-	$ -	51,000,000	$ 5,100	$ 794,900	$ (1,770,579)	$ (970,579)

ISINA MUSIC, INC.
STATEMENT OF CASH FLOWS
(Unaudited)

		For the Period from June 14, 2017 (Inception) to December 31, 2017
Cash flows from operating activities		
Net loss	$	(1,770,579)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		929
Changes in operating assets and liabilities:		
Other current assets		(1,084)
Accounts payable and accrued expenses		65,468
Net cash used in operating activities		(1,705,266)
Cash flows from investing activities		
Purchase of property and equipment		(21,461)
Payments for note receivable lending		(85,000)
Net cash used in investing activities		(106,461)
Cash flows from financing activities		
Proceeds from loan payable - related party		1,041,450
Proceeds from sale of common stock		800,000
Net cash provided by financing activities		1,841,450
Net change in cash		29,723
Cash, beginning of the period		-
Cash, end of the period	$	29,723
Supplemental disclosure of cash flow information:		
Interest paid	$	-
Income taxes paid	$	-

See accompanying independent accountants' review report
and notes to the financial statements

ISINA MUSIC, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

1. DESCRIPTION OF BUISINESS

Isina Music, Inc. (the "Company") was incorporated in Delaware on June 14, 2017. The Company is located in Beverly Hills, California and operates as a music talent search company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Going Concern

The accompanying financial statements have been prepared on a going concern basis. The working capital of the Company is currently negative and causes doubt of the ability for the Company to continue. The Company requires capital for its operational and marketing activities. The Company's ability to raise additional capital through the future issuances of common stock is unknown. The obtainment of additional financing, the successful development of the Company's plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

In order to mitigate the risk related with this uncertainty, the Company has relied upon financing from related parties in order to grow its operations to the point where the cash flows from operations can fund the cash flow requirements of the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported periods. Amounts could materially change in the future.

Cash and Cash Equivalents

The Company considers all highly liquid holdings with maturities of three months or less at the time of purchase to be cash equivalents. The Company had no cash equivalents as of December 31, 2017. The Company maintains cash balances that at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts and believes it is not exposed to any credit risk in this area.

Property and Equipment

Property and equipment are recorded at historical cost and depreciated on a straight-line basis over their estimated useful lives of 5 years once the individual assets are placed in service.

Long-Lived Assets

In accordance with ASC 360-10, *Property, Plant and Equipment*, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. There was no impairment of long-lived assets identified during the year ended December 31, 2017.

Revenue Recognition

The Company's revenue consists of fees received from applicants to its service.   The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") 605, *Revenue Recognition*. Revenue is recognized only when the price is fixed and determinable, persuasive evidence of an arrangement exists, service to the customer has been provided, and collectability of the resulting receivable is reasonably assured. Revenues are presented net of refunds, credits and known and estimated chargebacks. The Company's revenue consists of application fees received from users of its service.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company's tax returns are subject to tax examination by the Internal Revenue Service or state regulatory agencies since Inception. The Company does not have any open tax examinations.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs incurred amounted to $191,450 for the period ended December 31, 2017.

Financial Instruments

The Company elected early adoption of the Accounting Standards Update ("ASU") 2016-01, *Recognition and Measurement of Financial Assets and Liabilities*, which eliminates the requirement of the Company to disclose the fair value of financial instruments as of the balance sheet date. Financial instruments that potentially subject the Company to concentrations of credit and business risk consist of cash and notes receivable.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability, measured on a discounted basis, on the balance sheet for all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. A modified retrospective transition approach is required for capital and operating leases existing at the date of adoption, with certain practical expedients available. The Company is currently in the process of evaluating the potential impact of this new guidance, which is effective for the Company beginning on January 1, 2020.

In May 2014, the FASB issued ASU 2014-09 *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. FASB ASU 2014-09 supersedes most existing revenue recognition guidance, including industry-specific revenue recognition guidance, and is effective for private entities for annual reporting periods beginning after December 15, 2017. Further, the application of FASB ASU 2014-09 permits the use of either the full retrospective or cumulative effect transition approach.

In August 2015, FASB ASU 2014-09 was further amended with FASB ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*. Under FASB ASU 2015-14, the effective dates of FASB ASU 2014-09 for all entities were deferred by one year. The Company has not yet determined the impact of the adoption of FASB ASU 2014-09 will have on the Company's financial statements.

3. NOTE RECEIVABLE

The Company entered into a promissory note agreement with an individual on July 11, 2017 under which the Company loaned an aggregate total of $85,000. The outstanding amounts under the agreement earn interest at 3% per annum. The outstanding principal balance and all accrued interest are due on September 11, 2018. Interest receivable related to this note was $1,084 as of December 31, 2017.

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2017.

	December 31, 2017
Equipment	$ 21,461
	21,461
Less: accumulated depreciation	929
	$ 20,532

Depreciation expense for the period of June 14, 2017 (inception) to December 31, 2017 amounted to $929.

5. LOAN PAYABLE – RELATED PARTY

The Company entered into a loan agreement with its President on July 1, 2017 that provides for the Company to borrow up to $1,500,000 on an as-needed basis for its operating needs. Any outstanding borrowings bear interest at 8% per annum. Outstanding borrowings and accrued interest under the agreement are due one year from the date of the agreement on July 1, 2018. As of December 31, 2017, $458,550 was available to be drawn under this loan agreement. During the period ended December 31, 2017, the Company incurred interest of $29,273.

6. STOCKHOLDERS' DEFICIT

The Company is authorized to issue a total of 120,000,000 shares, of which 100,000,000 shares are common stock, par value $0.0001 per share, and 20,000,000 shares are preferred stock, par value $0.0001 per share. Holders of common stock shall be entitled to cast one vote for each share held for all purposes. The common stock does not have cumulative voting rights.

The preferred stock of the Company shall by issued by the Company in one or more classes or series and shall have such voting powers and preferences as the Company may determine. There were no shares of preferred stock issued or outstanding as of December 31, 2017.

During the period from June 14, 2017 (inception) to December 31, 2017, the Company sold 51,000,000 shares of common stock for $800,000.

7. INCOME TAXES

The Tax Cuts and Jobs Act, or TCJA, reduced the U.S. federal corporate income tax rate from 35% to 21%. As a result, carryforwards have been recalculated to recognize the effect of future rates on deferred tax assets and liabilities. This resulted in a reduction in the deferred tax asset of approximately $210,000 with a corresponding decrease in the valuation allowance in the same amount, for zero net impact on the financial statements.

As of December 31, 2017, net deferred assets consisted of the following.

		December 31, 2017
Deferred tax assets		
Net operating loss	$	495,132
Valuation allowance		(495,132)
Total	$	-

The income tax provision differs from the amount of income tax determined by applying the statutory income tax rate to pretax income due to the following.

	For the Year Ended December 31, 2017
Income tax benefit based on statutory rate	$ (371,822)
State tax benefit, net of federal tax impact	(123,565)
Entertainment expense	255
Increase in valuation allowance	495,132
Total income tax provision	$ -

As of December 31, 2017, the Company had Federal and State net operating loss carryforwards of $1,769,365. These carryforwards are available through 2037. The Company classifies income tax penalties and interest, if any, as part of general and administrative expenses in the accompanying statement of operations. There was no accrued interest or penalties as of December 31, 2017.

8. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases property locations and equipment on a temporary month-to-month basis for the purpose of holding its events and performing its programs. Total rent expense for the period of June 14, 2017 (inception) to December 31, 2017 amounted to $231,643 which is included in cost of sales in the accompanying statement of operations. The Company has no long-term lease commitments.

Litigation

In the ordinary course of business, the Company may be involved in legal proceedings from time to time. As of the date of these financial statements, there have been no material legal proceedings relating to the Company.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through May 16, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Isina Music is pending **StartEngine Approval.**

▶ PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $1.07M goal

♡

Isina Music
The Easiest Way to Get Discovered

● Small OPO ⌂ Beverly Hills, CA 🏷 Music ◉ Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

Providing All Aspiring Musicians Their Chance to Shine

Invest in Isina Music

At Isina Music, we've created a worldwide music talent search and mentorship program that brings together aspiring artists and music industry experts like no organization has before. **No matter how remote their home, undiscovered musicians have a chance to develop their talent under the guidance of some of the music industry's biggest names.** Using our unique online platform, we aim to attract, evaluate, train, and promote aspiring music talents no matter their country. **So, all aspiring artists now have a way to achieve their greatest star power!**

Our Isina Music program has five divisions: songwriters, instrumentalists, vocalists, producers, and DJs. Applicants receive feedback from and the chance to train with this team of mentors, each considered a master and leader in their particular field. We believe success stories of artists topping charts and building global fan bases indicates that **ISINA has major influential power in the music industry.**

Our mission is to take talented artists from a multitude of countries and a variety of backgrounds, and give them the tools and mentorships to develop a flourishing artistic career that influences the global music environment.



The Offering

Investment

$1/share of Common Stock | When you invest you are betting the company's future value will exceed $51.1M.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

At ISINA, we are committed to providing higher education with top music industry pros in an accessible and free-of-cost format.

How it Works

🎤 RECORD YOUR DEMO   ☁ UPLOAD YOUR TRACK   ★ GET RATED   🧳 PACK YOUR BAGS

Create a Track
Artists create a track that represents their individual style and sound.

Apply
Once they create an account with ISINA, artists upload their demo onto the platform.

Rating and Review
Artists will receive a detailed review and analysis from the ISINA team of mentors.

Arrival
Selected artists will be invited to an all-expenses paid, six-week music mentorship program in LA.

Arrival: An Incomparable Mentorship Experience

When musicians upload a demo to the ISINA platform, they have the chance of being offered the *opportunity of a lifetime:* **a six-week, all expenses paid training program in Los Angeles, CA.** Once thirty applicants have been chosen, they relocate to Los Angeles and take their first steps to becoming a global superstar! The intensive training schedule has an impressive roster of industry teachers that include record producers, songwriters, composers, instrumentalists, and singers to help prepare them for what awaits in a busy career.

Participants will be able to sing, play, record, and jam with the mentors, coaches, and each other. Upon completion of the six weeks, mentors select one or more participants to receive a **record deal and worldwide distribution!**



The Ultimate Learning Environment

There is nothing like the creative environment ISINA has set up for the Arrival participants. They will be housed together in Beverly Hills where they can jam, compose, and rehearse with each other in an atmosphere that encourages collaboration. Additionally, they will have access to some of the **most prestigious recording studios** in Los Angeles, where they can lay down their new creations.

Aside from the accommodations and amenities, what makes Arrival so unique are the participants themselves. We believe a combination of **culturally diverse and talented individuals** is an essential part of the learning environment. It brings forth each individual's creative abilities and unique perspectives.





Chart Toppers and Global Phenomenons

Since ISINA began, applicants have submitted more than 15,000 songs and created amazing success stories: new world-famous stars, chart topping hits, prestigious award nominations and wins, and worldwide fanbases. Prior to incorporation in 2017, Oleg conducted business under the name ISINA under the structure of a sole proprietorship. During this period, he worked on ISINA and help develop the product to what it is today.

New District

Chart-topping boy band New District brings a modern twist to the classic 90's boy band style. The band features five talented guys from around the world. Along with building a *global fanbase*, they've received radio airplay on Top-40 stations in major markets around the country including Los Angeles, New York, Miami, and Chicago. Created by founders of Isina in 2015, **they were nominated for a TEEN CHOICE AWARD in 2016** and in December of 2016 they won an award in Germany called the German Bravo Otto Award in the category "Super Band."

The music video for their single "Closer" was produced by Grammy nominated Producer Emile Ghantous and quickly gained *millions* of views. **The single was also the #1 requested new single for Radio Disney Mailbag** and was also featured on SPOTIFY FRESH FINDS in their new artist program.



Shannon Jae Prior

During Shannon's INSINA Arrival, she co-wrote "So What" with Eric Zayne. It has since been selected as a soundtrack in a new soon-to-be-released Netflix series.

Jennifer Lauren

While in Los Angeles for the Arrival program, Jennifer's track "Now or Never" was produced by Davix Foreman, and she delivered an outstanding performance at the final showcase. This song has also been selected as the soundtrack for one of Netflix's soon to be released series.











Becca Esopenko



Carlos De Antonis



Jessie Michaels

ISINA's Distinguished Team of Mentors

Part of what we believe makes ISINA so unique and so effective is the team of mentors, which reads like a who's who list of the music industry.

This group of industry experts works to select ISINA's Arrival participants based on **artistry, potential, and individuality**. Through coaching sessions, rehearsals, and performances, the mentors help the performers find their true potential and unleash their most powerful artistic abilities!

In addition to providing coaching and opportunities to rehearse and jam with the Arrival participants, the mentors and their team also attempt to select one or more attendees to receive a record deal and worldwide music distribution.


WALTER
AFANASIEFF



Walter Afanasieff

Songwriters

Grammy Award-winning songwriter and record producer. Produced hits such as "My Heart Will Go On" by Celine Dion.



Kenny G

Instrumentalists

Grammy Award-winning saxophonist and the biggest-selling instrumental musician of all time.



Humberto Gatica

Producers

Singer, songwriter, producer, and 11-time Grammy Award winner.



Paul Oakenfold

DJs

DJ and record producer, voted number-1 DJ in the world twice by DJ magazine.

A Bright Future: The Music Industry Outlook


Music industry revenue worldwide from 2012 to 2021, by source (in million U.S. dollars)
Synchronization
Performance rights
Physical
Mobile music
Digital music streaming
Digital music downloading

Source: Statista

Digital Consumption on the Rise

The current outlook for music industry revenue projects most impressive growth. From 2012 to 2015, music industry revenue was on a downward trajectory primarily due to declining sales of physical media (CDs), piracy of music, and popularization of digital distribution through the internet. **However, since 2015, streaming and adaptation to the advances of the digital age have led to a revival of the music industry.**

It is predicted that digital streaming music revenue will grow to 17.2 billion US dollars in 2021. Online sources lead discovery among younger generations and music continues to be one of the top forms of media consumption across the globe. Check out the Statista Music Industry Revenue report.

The Next Generation of Consumers

13- to 15-year-old internet users are showing high levels of music engagement, giving an insight into the next generation of music consumers. 71% of people in that age group agree that "Music is Important to Me". **In addition to the 85% that are streaming music, 53% are purchasing physical or paid music downloads.** Check out the **IFPI Global Music Report 2017**.


85%
OF 13-15 YEAR-OLDS
ARE STREAMING
MUSIC (AUDIO/VIDEO)

Funding will make ISINA's 2018 Goals Possible



- Attract more industry idols to become our Mentors and Advisors
- Engage a strong management team with substantial experience in all aspects of the music industry
- Add function and services provided by the Company such as
  - Commercial Artist Development programs
  - Downloadable pre-recorded Master Classes
  - Content Distribution
- Design, develop, and implement cost-effective result-oriented marketing targets
- Induce sponsors to reduce our cost of free Artist Development programs.
- Contribute to creation of content to amass value and expand extensive proprietary library of song and video catalogues
- Launch the company's own broadcasting channel for both radio and

- Launch the company's own broadcasting channel for both radio and video streaming

We believe ISINA Music is on track to be a major player in music markets across the globe.

In addition to the online music platform, we also plan to launch **ISINA Radio** and the **ISINA Music Reality TV show** in 2018. The radio station will be broadcast on the website, Facebook, YouTube, Sirius XM and internet radio. The tv series will follow the participants of Arrival during their six week stay in the house and document their progress throughout the program.

Ultimately, our goal is to extend our business to Europe, Latin America, China, and India. **By investing in ISINA, we believe you are influencing the future of the American and global music environments.** Our goal is to have musicians from all backgrounds find equal opportunity in having their unique sound and style reach new and loyal fans around the world.





November 2015

First Arrival

ISINA's founders did the first applicants Arrival in 2015 (prior to incorporation). The outcome of the Arrival led to the introduction of the boy band New District and Carlos De Antonis.

July 2016



Teen Choice Awards

New District toured with Fifth Harmony, Ruth B, and Bebe Rexha, got nominated for a Teen Choice Award, and won a Bravo Otto award in the category "Superband"



June 2017

America's Got Talent

Carlo De Antonis became a semi-finalist of "America's Got Talent" and got signed by SiCo (Simon Cowell's management company).

October 2017



Second Arrival

In 2017 ISINA brought the second Arrival to the United States and is currently working with the winner, Shannon Jae Prior.



June 2018

Launch Start Engine Campaign

Now you can invest in a chance to shape the global music environment.

June 2018



Radio and TV (Anticipated)

Launch ISINA's own radio and television stations.

In the Press





CELEBSECRETS · MUSIC CONNECTION · campus circle · MMF NZ · LIVING OUT LOUD · Rolling Stone · axs · HUFFPOST

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Meet Our Team











Walter Afanasieff
Co-Founder, Member of the Advisory Board, Head of Composer's Department

Walter Afanasieff (known by many as "Walter A.") is a multi-Grammy Award winning record producer and songwriter. He is best known for his collaboration with Mariah Carey for whom he produced and co-wrote for many years, beginning in 1990. During this time, Walter produced and co-wrote "Hero," the second single from Carey's album Music Box. In addition to his music ventures, Walter is involved in multiple business initiatives, from health and well-being to music education.

Oleg Shmelev
Co-Founder, Executive Producer

Grandson to one of the most recognized saxophonist of the USSR, Oleg began his decent into the industry under the guidance of his grandfather who encouraged him to pursue music education.By 2007, Shmelev began a new business venture with partner Julia Kurbatova, creating JK Music Group, which has landed a collaboration with American Idol judge and Grammy-winning producer Randy Jackson. In 2001, Oleg was named music producer of the Miss Russia National Pageant, a position which he held until 2006. Although he enjoyed his tenure with the organization, Oleg Shmelev moved on to pursue his passion for music production, co-founding the HitMasters, the first independent music production-collective in Russia. HitMaster's main focus was fusing an producing hit records by teaming artists with some of the industry's top producers, composer and directors. In conjunction with HitMasters, Shmelev has spearheaded several successful projects including DEEMA, the girl group Miss Russia, and international pop boy band US5, whose music has peaked at No. 5 on the US Billboard Charts and landed in the top spot on charts in Germany, Austria, and Switzerland. In 2015 he created the boy band New District, which already in 2016 was nominated for the TEEN CHOICE AWARDS for "Choice Music, Next Big Thing". In December of 2016 New District won an award in Germany called the Golden Bravo Otto Award in the category "Super Band". In 2016, Oleg founded ISINA (prior to incorporation, as a sole proprietorship) and with partners incorporated as ISINA in 2017, which allows to search and promote talents from all over the world.

Alexander Sitkovetsky
CEO, Director

Alexander Sitkovetsky - the Soviet/Russian rock musician, guitarist, singer and composer. Founder and leader of the two cult rock-groups "Leap Summer" and "Autograph". Recognized as one of the best Russian guitarists. Biography Born in Moscow, he studied classical violi and learned to play guitar. In 1971, he met with Kris Kelmi and started his music career in a group "Sadko". In 1973, "Sadko" disintegrates, and on its ruins the legendary group "Leap Summer" was created. In 1979, the group breaks up and Sitkovetsky conceived to create a band of professionals performing progressive and art-rock. As a result "Autograph" was born on May 4th of the same year. Soon, the band gets invited to the first official rock contest/festival in the USSR "Spring Rhythms-80" in Tbilisi, Georgia. The Group received the 2nd place and 2 special prizes including "The Best Song", recorded their first single on a state "Melodiya" record label with 3 songs by Sitkovetsky (sold 6 million copies) and, most importantly, signed a contract with the Moscow Concert Agency. In the same year, together with a group Sitkovetsky starred in the popular movie "Hat". Four of Sitkovetsky's compositions were included in the movie's soundtrack: "Fasten Seat Belts", "Ireland, Ulster" "Blues Caprice" and "Monologue". "Autograph", first LP and it was released in 1986, selling more than 2 million copies. Then Sitkovetsky becomes (after Alexander Gradsky) the second rock musician in the country's history to join the Union of Soviet Composers. "Autograph" has performed at numerous international festivals and also won the Polish "Sopot-87" pop contest with individual prizes from the audience and the press, and with the best song of the festival "The World Inside" written by Sitkovetsky. Their debut American album «Tear Down the Borders» was released in 1991. Most of the material was based on Autograph's successful progressive AOR "Stoneland" album recorded and released in the USSR in 1989 despite rapidly deteriorating economic and cultural environment. "Stoneland" has sold more than 2 Min copies and the 4 video clips from the album received heavy rotation on the TV. In 1990, Sitkovetsky dismisses the band and moves to California. He began working on a solo career and released his first guitar instrumental album "Zello", which became the "album of the year" (1992) in Russia, and the video-clip to the composition "Camels" got the first prize of the annual video-contest in Moscow. In January of the same year Alexander was officially recognized as one of the three best guitarists of the country, he also became the first Russian musician/songwriter to sign direct publishing contract with the US P.R.O. BMI, Inc. In 1992 Sitkovetsky wrote the music for the documentary by London Weekend TV «Sitkovetsky». The two central pieces of the film «Tribe Bolero» and «Ruminations» by Sitkovetsky were performed with Dmitry's chamber orchestra «New European Strings» conducted by Dmitry. One of the results of cousins joint work was a concert tour in France with the same orchestra in 1995. At the end of 1998, Alexander recorded his second solo album «Empty Arena» at his studio «Red Sunset» in Los Angeles. In 2005 "Autograph" gathered together for a major reunion tour "Autograph - 25 years." The final concert took place on June 23, 2005 in the Moscow Olympic Arena. In 2009 the music of A. Sitkovetsky and P. Tchaikovsky was commissioned by the famous ballet choreographer Boris Eifman's for his ballet "Onegin". A half of the ballet is performed to the compositions from Sitkovetsky albums Zello and Empty Arena. In 2012 "Autograph" got together again, this time for the festival "Legends of Russian Rock" in Moscow. The double instrumental album "Full House" was released in the US in April 2016 with 18 compositions on CD, and 16 on a double vinyl LP. Alex has been the CEO of Isina since 2017. In the three years preceding his role as CEO, he was a full-time musician, composing and producing an album for himself called Full House. Discography Solo studio albums • 1991: Zello • 1999: Empty Arena • 2016: Full House "Leap Summer" • 1994: The Magic Bench "Autograph" • 1980: Ireland, Ulster 45 r/m • 1984: Autograph (tape album) • 1986: Autograph (official LP) • 1989: Stoneland • 1991: Tear Down the Border • 1996: Autograph - 1 • 2005: Autograph, 25 Years Reunion (Double CD+DVD)



Kenny G
Member of the Advisory Board, Head of Instrumental Department

In a recording career that spans almost three decades and 23 albums, Grammy Award-winning saxophonist Kenny G has grafted elements of R&B, pop and Latin to a jazz foundation solidifying his reputation as the premiere artist in contemporary jazz.



Humberto Gatica
Member of the Advisory Board, Head of Sound Engineering Department

One of the most sought-after music producers, engineers, arrangers, and remixers in the entertainment industry, eight-time Grammy Award and five-time Latin Grammy Award winner Humberto Gatica is in demand not only for his pristine technical ability and faultless ear, but also for the passion he brings to every single project he undertakes.



Paul Oakenfold
Member of the Advisory Board, Head of DJ Department

Paul Oakenfold is an English record producer and trance DJ. He is a three time Grammy Award and two time World Music Awards nominee. He was voted the No. 1 DJ in the World twice in 1998 and 1999 by DJ Magazine. Oakenfold has provided over 100 remixes for over 100 artists including U2, Moby, Madonna, Britney Spears, Massive Attack, etc.

Offering Summary

Maximum 1,070,000* shares of common stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of common stock ($10,000)

Company	Isina Music, Inc.
Corporate Address	8383 Wilshire Blvd., Suite 339, Beverly Hills, Ca 90211
Description of Business	Worldwide Talent Search & Artist Development
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1 per share
Minimum Investment Amount (per investor)	$500

The 10% Bonus for StartEngine Shareholders

Isina Music, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

 Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Isina, shine like the star you are.

live the dream.

For 6 weeks, live, work, learn in...

Los Angeles, California

Join our world-class inventors.

Hi, I'm Kenny G.

Hi, my name is Humberto Gatica.

Hi. I'm Kenny "Babyface" Edmonds.

Hello. My name is Walter Afanasieff.

Hi, everybody. I'm Frank Gambale.

Learn from the best

Shine

Like the Star that You are

with Help from the Music Industry Legends

Register now Isina.com

For a chance to win the opportunity of a lifetime

Isina, shine like the star you are.

Isina Music //StartEngine

Anyone can showcase their talent simply by submitting a song through the website. In 2017, ISINA brought the first arrival of 16 people from all over the world, participants from the United States, Kazakhstan, Germany, Armenia, Spain, New Zealand, Russia, United Kingdom, and India. During the arrival, they competed for six weeks for the chance to get a record deal. They were working with legends such as Walter Afanasieff, Kenny Babyface Edmonds, Kenny G, Randy Jackson, and many others.

During the intense arrival, applicants had the chance to live in an amazing mansion in Beverly Hills, record with the best producers, rehearse with topnotch dance teams, walk down red carpets along with ISINA mentors and celebrities, and showcase their talent at the grand finale performance at the legendary Belasco Theatre, hosted by Randy Jackson.

Shannon J. Prior was one of the winners of 2017 arrival, and she will receive a 360 record deal. One of her songs has already been chosen for a new Netflix series called Silver Spoon.

ISINA changes the game, and gives opportunities to anyone in any part of the world. ISINA is where dreams come true.

My name is Becca Esopenko. I'm from a really small town in Texas, and I'm in LA. It's amazing here, I'm so excited just to be able to pursue my music, and do what I love. Ever since I was a little kid, I loved to sing along at church, and I sang with my mom, and she would just play piano, and I would sit next to her on the bench, and just listen to her voice. My whole family sang, and I've always been surrounded by musicians, and it's really inspirational. Music has always been in my life, in one way or another.

The last few days have been amazing. We had a photo shoot, the hair, makeup, and everything, and styling. They gave me crazy, purple hair that I love. They just made us look like rock stars, and we felt like a million bucks.

That's so cool!

And then, we came to the studio, started working on the song, recording with a full live band, setting down the track for the song that I'll be singing. It's been amazing. It's like a dream come true.

(signing)

Because you say: why do you drive a cab? Well, I drive a cab because I need to work. You never know who drive your Lyft. I was involved in an accident. Almost, one year and a half in the hospital. After the hospital, what do you do? Never give up. Never ever give up! Isina

---

Hi, I'm Jessie Michaels, and this is my story.

(singing)

Hi!

(singing)

So, right now, I am in Beverly Hills, California, and I'm here because of the incredible ISINA Academy.

(singing)

I would audition for different things, and different shows, and things like that, and I heard no a lot of the time. From YouTube, I heard about ISINA Academy, and I submitted some videos, just thinking on the off chance that maybe I wouldn't get a no, and I didn't, I got a yes.

(singing)

Hi, guys.

Hi.

How are you?

Oh my God, I'm crying.

[inaudible 00:00:42].

Oh my goodness, it's so nice to meet you.

Do you know what we were just doing at home?

What?

Singing Let It Go.

You were?

(singing)

Going to Los Angeles, and work with some amazing people like Walter, and Babyface. A lot of different things that I never dreamed of doing, and this is one of them.

Thank you so much, so nice to meet you.

(singing)

Isina

Hello. My name's Walter Afanasieff. I'm a pretty well established record producer, songwriter, composer. I currently live in Los Angeles. My dream has always been to actively participate in a system that would allow more international attention to our musical craft.

president and co-founder of Isina academy

Head of the department of composers and music production

mutli grammy award winning songwriter and record producer

Sure there's a lot of schools in the world. We can all end up in very academic environments but I'm talking specifically in how does a singer, for instance in Moscow, or a singer in Thailand or one in Brazil or one Canada, with language barriers so forth and so on. How do we connect all of this into one place instead of a territorialized very very commercially boundary oriented place?

the albums he has produced and written have sold over 500 million records

My involvement with Isina Academy has been simply that. I wanna build bridges. I would love to invite as many people as we possibly can invite who are extraordinarily talented to send us audition tapes, if you will, so we can seek out the best of the best all around the world and give them a shot at a mentorship program that we hold here in Los Angeles. That includes very very many huge popular stars, celebrities to influence these individuals, to influence where their style and individual style would be better well suited for them to pursue a musical career.

We've had our Mariah Carey, our Celine Dion, our Whitney Houston. We have our George Michael, Elton John, Billy Joel. We have our Ushers and our Baby Faces and so many many different artists that have influenced all of us. Internationally, we have our Andrea Bocelli and our Josh Grobin. We have our plethora of current sort of powerhouse singers. We have our Beyonce and our Rihanna and everyone that you can imagine.

Now, what is the difference between every single one of these artists is that they are individually endowed with their own style. They're not trying to copy anyone else. They're exactly who they are. And that's what I wish on everyone to realize. Is that you have your own true gift, your own true individual artistry and it just needs to create a compass point, a pathway for discovery. So that's what I wanna do, is I wanna invite everyone to Los Angeles. So please, send us your music. Let us hear who you are. Let us invite you to our academy for you to also have a shot at a music career.

Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:18 PM 06/14/2017
FILED 04:18 PM 06/14/2017
SR 20174757398 - File Number 6445618

CERTIFICATE OF INCORPORATION

OF

ISINA MUSIC, INC.

(Pursuant to Section 102 of the Delaware General Corporation Law)

1. The name of the corporation is Isina Music, Inc. (the "Corporation").

2. The Registered Office of the corporation in the State of Delaware is located at 1201 North Market Street, 18th Floor, in the City of Wilmington, County of New Castle, Zip Code 19801. The name of the Registered Agent at such address upon whom process against this corporation may be served is Delaware Corporation Organizers, Inc.

3. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the "DGCL").

4. The Corporation is to have perpetual existence.

5. The total number of shares of capital stock which the Corporation shall have authority to issue is: five hundred and fifty thousand (550,000). These shares shall be divided into two classes with five hundred thousand (500,000) shares designated as common stock at $.0001 par value (the "Common Stock") and fifty thousand (50,000) shares designated as preferred stock at $.0001 par value (the "Preferred Stock").

The Preferred Stock of the Corporation shall be issued by the Board of Directors of the Corporation in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations or restrictions as the Board of Directors of the Corporation may determine, from time to time.

Holders of shares of Common Stock shall be entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors. The Common Stock does not have cumulative voting rights.

No holder of shares of stock of any class shall be entitled as a matter of right to subscribe for or purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend.

6. The Board of Directors shall have the power to adopt, amend or repeal the by-laws of the Corporation.

7. No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its

8982677.1

stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended DGCL. No amendment to or repeal of this Article 7 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

8.   The Corporation shall indemnify, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, each person that such section grants the Corporation the power to indemnify.

9.   The name and mailing address of the incorporator is Laura Lanchester, 11377 West Olympic Boulevard, Los Angeles, California 90064.

IN WITNESS WHEREOF, the undersigned, being the incorporator hereinbefore named, has executed, signed and acknowledged this certificate of incorporation this 14th day of _____JUNE_____, 2017.



Laura Lanchester
Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:03 PM 05/15/2018
FILED 05:03 PM 05/15/2018
SR 20183800601 - File Number 6445618

AMENDMENT TO
CERTIFICATE OF INCORPORATION
OF ISINA MUSIC, INC.

The undersigned, Alexey Kurochkin, hereby certifies that:

1. He is the President of Isina Music, Inc., a Delaware corporation (the "Corporation"), and is duly authorized by the unanimous written consent of the Board of Directors of the Corporation to execute this instrument.

2. This Certificate of Amendment of the Certificate of Incorporation was duly approved by the Corporation's Board of Directors, in accordance with the applicable provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, and duly adopted by written consent of the holders of a majority of the outstanding shares of common stock of the Corporation, in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

3. Article V of the Certificate of Incorporation is hereby amended to read in full as follows:

"The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the corporation is authorized to issue is One Hundred Twenty Million (120,000,000) shares. One Hundred Million (100,000,000) shares shall be Common Stock, par value of $0.01 per share and Twenty Million (20,000,000) shares shall be Preferred Stock, par value of $0.0001 per share.

The Preferred Stock of the Corporation shall be issued by the Board of Directors of the Corporation in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations or restrictions as the Board of Directors of the Corporation may determine, from time to time.

Holders of shares of Common Stock shall be entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors. The Common Stock does not have cumulative voting rights.

No holder of shares of stock of any class shall be entitled as a matter of right to subscribe for or purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend."

4. This Certificate of Amendment is effective immediately upon filing.

9265517.4

IN WITNESS WHEREOF, the Corporation has caused this Amendment to the Certificate of Incorporation to be executed this 15th day of May 2018.

ISINA MUSIC, INC.

By: _____

Alexey Kurochkin
President